Value Line Tax Exempt Fund, Inc.
7 Times Square, 21st Floor
New York, NY 10036-6254

March 26, 2012

Via Edgar Correspondence

Mr. Kevin Rupert
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Registration Statement on Form N-14 (“Registration Statement”) of The Value Line Tax Exempt Fund, Inc. (the “Acquiring Fund”) with respect to the proposed reorganization of Value Line New York Tax Exempt Trust (the “Acquired Fund”) into the Acquiring Fund  SEC File No. 333-179856

Dear Mr. Rupert:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on March 9, 2012 relating to the Acquiring Fund’s Registration Statement, which was filed with the Commission on March 2, 2012.  For the staff’s convenience, its comments are restated below, followed by the Acquiring Fund’s responses.  Unless otherwise indicated, all page numbers refer to the Registration Statement as filed on March 2, 2012.

Comment 1

On page (ii), the Registration Statement indicates “Information is also available in… (c) the Acquiring Fund’s Annual Report for the fiscal year ended February 28, 2011, Semi-Annual Report for the period ended August 31, 2011 and, when available, the Acquiring Fund’s Annual Report for the fiscal year ended February 28, 2011…”  (emphasis added).  Please confirm that the last report referenced should be the annual report for the fiscal year ended February 29, 2012 and please remove the reference to such annual report if it will not be filed with the Commission before the effective date of the Registration Statement.

Response 1

Confirmed and accepted.  The sentence has been revised to indicate “Information is also available in… (c) the Acquiring Fund’s Annual Report for the fiscal year ended February 28, 2011 and Semi-Annual Report for the period ended August 31, 2011…”

Mr. Kevin Rupert
March 26, 2012

Comment 2

On pages 1 and 2, the Registration Statement’s summary does not discuss whether portfolio repositioning or realignment is planned in connection with the reorganization.  Please disclose if such repositioning will be accomplished through the sale of portfolio holdings and/or through attrition over time as existing portfolio holdings mature.

Response 2

Accepted.  Disclosure has been added on page 2, stating “Currently there are no plans to sell existing portfolio holdings of your fund to reposition your fund's portfolio to resemble that of the Acquiring Fund prior to the Reorganization, nor are there any plans to sell portfolio holdings that were acquired by the Acquiring Fund in the Reorganization after the closing. As portfolio holdings acquired by the Acquiring Fund in the Reorganization mature, the proceeds will be reinvested in accordance with the Acquiring Fund's investment objective, policies and restrictions, as determined by the Adviser.”

Comment 3

On page 6, the Registration Statement defines portfolio turnover risk as “the risk that higher rates of portfolio turnover will result in higher brokerage commissions and negatively affect the fund’s performance.”  Please disclose that higher portfolio turnover rates also may result in capital gains distributions that could increase an investor’s tax liability.

Response 3

Accepted.  The definition of portfolio turnover risk has been expanded to indicate that “Higher rates of portfolio turnover may also cause capital gains distributions that could increase a shareholder’s tax liability.”

Comment 4

Item 3 and related instruction 3(e) of Form N-1A, as applied to each of the Acquiring Fund and Acquired Fund by Items 5 and 6 of Form N-14, specify that the Annual Fund Operating Expenses table in an N-14 may include the amount of any fee waiver that will reduce operating expenses for no less than one year from the effective date of the N-14.  On page 8 of the Registration Statement, footnotes 1 and 2 indicate that the contractual fee waivers of the Acquiring Fund and Acquired Fund are scheduled to expire on June 30, 2012 and May 31, 2012, respectively.  Please delete the fee waivers from the Annual Fund Operating Expenses table or, if the contractual fee waivers have been extended sufficiently, please revise the footnotes and file the contractual fee waivers with the Commission.  For clarity, please also transfer the footnotes, which currently modify the row “Total Annual Fund Operating Expenses,” to the row “Less Fee Waivers” and remove the dates from the top of each column.

Mr. Kevin Rupert
March 26, 2012

Response 4

Accepted.  The Acquiring Fund’s contractual 12b-1 fee waiver has been extended through June 30, 2013, and the Acquired Fund’s contractual 12b-1 and advisory fee waivers have been extended through May 31, 2013.  The contractual fee waivers will be filed as exhibits to Pre-Effective Amendment No. 1 to the Registration Statement on March 27, 2012.  In the Annual Fund Operating Expenses table on page 8, the footnotes have been moved to the row labeled “Less Fee Waivers” and the dates have been removed from the heading of each column.

Comment 5

On page 11, please specify that in connection with the liquidation and dissolution of the Acquired Fund, the Acquiring Fund will file a Form N-8F with the Commission.

Response 5

Accepted.  On page 11, the third bullet has been revised to read “After the shares are issued, your fund will be liquidated, deregistered as an investment company with the SEC by filing Form N-8F, and dissolved” (emphasis added).

Comment 6

On page 12, the bullet labeled “Lower operating expenses and improved economies of scale” sets forth gross and net expense ratios that differ from the expense ratios given in the Annual Fund Operating Expenses table on page 8.  Please conform the expense ratios on page 12 to those in the Annual Fund Operating Expenses table on page 8.

Response 6

Accepted.

Comment 7

On page 15, the Registration Statement states “Based on January 31, 2012 data, your fund may not have any net capital gains to distribute immediately prior to the reorganization as a result of capital loss carryovers.”  Please elaborate that the Acquired Fund’s capital loss carryovers may be lost in connection with the reorganization and not transferred to the Acquiring Fund.

Mr. Kevin Rupert
March 26, 2012

Response 7

Accepted.  A sentence has been added immediately following the sentence cited to indicate “Any remaining capital loss carryovers of your fund will be transferred to the Acquiring Fund as part of Reorganization, but the Acquiring Fund may not be able to utilize all of these losses as a result of the application of certain annual limitations set forth in the Internal Revenue Code.”

Comment 8

On pages 15 and 16, please provide data for the capitalization of the Acquired Fund, Acquiring Fund and Pro Forma combined fund as of a date not more than 30 days before the effective date of the Registration Statement.  Please also add to the Capitalization table rows indicating “Net Asset Value per Share” and “Number of Shares Outstanding” for each of the Acquired Fund, Acquiring Fund and Pro Forma combined fund.

Response 8

Accepted.

Comment 9

On page 27, footnote 1 to the Financial Highlights table refers to “the reimbursement by Value Line of certain expenses incurred by the Acquiring Fund… in connection with a settlement with the Securities and Exchange Commission related to brokerage commissions charged by the Distributor to the Acquiring Fund.”  Please consider whether additional disclosure regarding the circumstances of this settlement is needed in the Registration Statement.

Response 9

The Acquiring Fund respectfully submits that it has determined the existing disclosure is adequate.

Comment 10

On page B-2, the third document to be incorporated by reference is the Acquiring Fund’s Annual Report, dated February 28, 2012.  Please remove this document from the list unless it will be filed with the Commission before the effective date of the Registration Statement.  Also on page B-2, the sixth document to be incorporated by reference is the Acquired Fund’s Annual Report, dated January 31, 2012.  This must be filed with the Commission before it can be incorporated by reference into the Registration Statement through the filing of a Pre-Effective Amendment and the requisite auditors consent.

Mr. Kevin Rupert
March 26, 2012

Response 10

Accepted.  The Acquiring Fund’s Annual Report, dated February 28, 2012, has been removed from the list of documents incorporated by reference into the Registration Statement.  The Acquired Fund’s Annual Report, dated January 31, 2012, will be filed with the Commission on March 26, 2012.  Pre-Effective Amendment No. 1 to the Registration Statement will be filed with the Commission on March 26, 2012 to incorporate by reference the Acquired Fund’s Annual Report, dated January 31, 2012.  The requisite auditors consent to such incorporation by reference will be filed along with Pre-Effective Amendment No. 1 as an exhibit thereto.

Comment 11

On page B-4, the Registration Statement indicates “The following pro forma combined financial statements and related notes are presented to show the effect of the proposed Reorganization, as if such Reorganization had taken place on December 31, 2011.”  Please clarify that such pro forma financial statements depict the position of the combined fund at December 31, 2011, as if the merger had occurred as of December 31, 2010.

Response 11

Accepted.  The sentence has been revised to read “The following pro forma combined financial statements and related notes are presented to show the effect of the proposed Reorganization at December 31, 2011, as if such Reorganization had taken place on December 31, 2010.”

Comment 12

Please indicate in the notes to the Pro Forma Statement of Assets and Liabilities that such statement reflects the assets and liabilities of the Acquiring Fund and Acquired Fund at December 31, 2011, as if the merger had occurred as of December 31, 2010.

Response 12

Accepted.  Footnote 1 has been revised to add such disclosure.  The fourth sentence of the second paragraph now reads “The unaudited pro forma statement of assets and liabilities and the unaudited pro forma statement of operations reflect the financial position and results of operations of the Funds for the year ended December 31, 2011 as if the merger occurred as of January 1, 2011” (emphasis added).

Mr. Kevin Rupert
March 26, 2012

Comment 13

On page B-21, the description of the funds’ use of fair valuation accounting standards (FASB ASC 820-120) does not discuss its application to the funds’ actual portfolio holdings.  Please specify whether (and, if so, the extent to which) the Acquiring Fund or Acquired Fund use level 2 or level 3 inputs in the valuation of portfolio holdings.  If the funds do not hold any securities valued using level 2 or 3 inputs, please indicate whether they have held such securities over the past year.

Response 13

The table indicating the input levels used in valuation of the Acquired Fund, Acquiring Fund and Pro Forma combined fund portfolio holdings is provided at the end of the Pro Forma Schedule of Investments on page B-17.  A cross-reference directing investors to that table has been added to the description on page B-21.

Comment 14

Please supplementarily explain why the Legal Opinion filed as Exhibit 11 to the Registration Statement opines as to the issuance of shares of the Acquiring Fund’s National Bond Portfolio, rather than the issuance of shares of the Acquiring Fund.

Response 14

When formed, the Acquiring Fund initially was authorized to issue two “classes” of shares, one designated the National Bond Portfolio and the other designated the Money Market Portfolio. The Money Market Portfolio was liquidated with shareholder approval in 2005, and no shares of that class remain outstanding or are authorized for issuance at a future time. The Acquiring Fund’s only class of shares authorized and outstanding is the class designated the National Bond Portfolio, and these are the shares to be issued in connection with the reorganization, if approved.

Comment 15

The Form of Tax Opinion filed as Exhibit 12 to the Registration Statement contains blanks for certain dates.  Please insert the dates known at this time and file the Form of Tax Opinion as an exhibit to the Pre-Effective Amendment to the Registration Statement.  Please include in such Pre-Effective Amendment the undertaking by the Acquiring Fund to file an executed version of the Tax Opinion within a reasonable time after the consummation of the reorganization.

Mr. Kevin Rupert
March 26, 2012

Response 15

Accepted.

Comment 16

Please provide “Tandy” language with the submission of a response letter.

Response 16

(i) The Acquiring Fund accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement filing that is the subject of this letter; (ii) the Acquiring Fund acknowledges that Commission’s staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Acquiring Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard Pierce, Esq., or Gretchen Passe Roin, Esq., of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

The Value Line Tax Exempt Fund, Inc.

By: /s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer